NN, INC.

207 Mockingbird Lane

Johnson City, Tennessee 37604

February 19, 2015

VIA EDGAR

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	NN, Inc.

Registration Statement on Form S-3

File Number 333-201274

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Long:

In accordance with Rule 461 under the Securities Act of 1933, as amended, NN, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-3, File Number 333-201274, so that it will be declared effective on Monday, February 23, 2015 at 4:30 p.m. Eastern Time, or as soon as practicable thereafter.

This letter will confirm that the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our counsel, Matthew Heiter, of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, at 901-577-8117 if you have any questions concerning this request.

Very truly yours,

NN, Inc.

By:	/s/ William C. Kelly, Jr.
Name:	William C. Kelly, Jr.
Title:	Vice President, Chief Administrative Officer